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Flow International Corporation
Voluntary Pension and Salary
Deferral Plan
Financial Statements and Supplemental Schedule
December 31, 2000 and 1999

Flow International Corporation

Voluntary Pension and Salary Deferral Plan

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999

Index

Page
Report of independent accountants	1
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-7
Supplemental schedule (1)
Schedule I—Form 5500—Schedule H—Line 4i Schedule of assets held for investment purposes at end of year	8
Schedule II—Form 5500—Schedule H—Line 4j Schedule of reportable transactions	9

(1)
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because such schedules are not applicable.

Report of Independent Accountants

To the Participants and Administrative Committee of the
Flow International Corporation Voluntary Pension and
Salary Deferral Plan

    In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington
June 8, 2001

Flow International Corporation

Voluntary Pension and Salary Deferral Plan

Statement of Net Assets Available for Benefits

	December 31,
	2000	1999
Assets
Cash	$2,632	$5,041
Investments, at fair value	23,468,249	23,632,180
Contributions receivable
Participant	213,732	281,037
Employer	81,732	11,670
Interest and dividends receivable	—	233,823

Net assets available for benefits	$23,766,345	$24,163,751

The accompanying notes are an integral part of these financial statements.

Flow International Corporation

Voluntary Pension and Salary Deferral Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000
Additions to net assets attributed to
Investment (loss) income
Net depreciation in fair value of investments	$(3,560,951)
Interest	178,692
Dividends	376,705

(3,005,554)
Contributions
Employer	891,105
Employee	2,136,762
Participant rollovers from other qualified retirement plans	1,317,161

Total additions	1,339,474

Deductions from net assets attributed to
Benefits paid to participants	1,736,880

Total deductions	1,736,880

Net decrease	(397,406)
Net assets available for benefits:
Beginning of year	24,163,751

End of year	$23,766,345

The accompanying notes are an integral part of these financial statements.

Flow International Corporation

Voluntary Pension and Salary Deferral Plan

Notes to Financial Statements

December 31, 2000 and 1999

1.  Description of the Plan

  The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for more complete information.

  The Plan is a defined contribution plan for the benefit of nonbargaining employees of Flow International Corporation (the "Company"), and was effective October 1, 1986. The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company.

  Eligibility

  Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the employer match one year following that date.

  Contributions

  Qualified employees may elect to contribute any amount between 1% and 15% of their salary. For employees meeting certain employment criteria, the Company shall contribute an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company or 75% of the first 6% of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the Plan trustee under the terms of a trust agreement. The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

  Vesting

  Employer contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve 100% vesting after five years of service or at a normal retirement age. Unvested employer contributions relating to terminated participants are forfeited and used to reduce the Company's future contributions to the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon.

  Payment of benefits

  Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant. Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59 1/2.

  Forfeitures

  Unvested forfeited investment balances are used to reduce future employer contributions. Plan forfeitures totaling $42,655 and $19,449 were available to offset employer contributions in 2000 and 1999, respectively. No forfeitures were used in either 2000 or 1999 to offset employer contributions.

2.  Significant accounting policies

  Basis of preparation

  The accompanying financial statements have been prepared using the accrual basis of accounting.

  Valuation of investments

  Investments are valued at their fair market values as determined by quoted prices in an active market as reported by the custodian for each investment option. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

  Recognition of income and expenses

  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Administrative expenses, including trustee and investment manager fees, are paid by the investment manager out of commissions and, therefore, are not reflected in these financial statements.

  Benefits paid to participants

  Benefits are recorded when paid.

  Rollovers

  The Plan allows transfers in from other qualified retirement plans. Rollovers or plan-to-plan transfers are included as a separate line item in the accompanying statement of changes in net assets available for benefits.

  Participant loans

  The Plan provides loans to participants, which are considered a participant-directed investment of their account. The loans represent a trust investment, but only the borrowing participants' accounts shall share in the interest paid on the loans or bear any expense or risk of loss because of the loans. Participant loans are secured by the vested portion of each borrower's account, and are limited to the lesser of 50% of the participant's vested balance or $50,000. The rate charged on participant loans is the prime rate plus 1%, as of the first day of the quarter in which the loan is approved. The prime rate at December 31, 2000 was 9.50%. Participant loans outstanding at December 31, 2000 were $531,067.

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and uncertainties

  The Plan allows participants to direct contributions into various mutual funds. The underlying investment securities of mutual funds are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

3.  Investments

  All Plan investments are held in trust by Security Trust Company. The following table presents investments that represent 5% or more of the Plan's net assets available for benefits.

	December 31, 2000		December 31, 1999
	Units of participation	Fair value	Units of participation	Fair value
Alliance Premier Growth Fund Class A	131,768	$3,519,518	127,523	$4,654,603
American Century 20th Ultra Advisor Class Fund	84,870	2,737,069	68,088	3,104,813
Janus Adviser Worldwide	112,809	4,196,477	—	—
Metlife Stable Value Fund	212,491	2,231,347	—	—
Vanguard Index 500 Fund	21,359	2,602,754	21,549	2,916,186

  During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($3,560,951) as follows:

Mutual funds	$(3,524,020)
Common stock	(36,931)

$(3,560,951)

  Participants may transfer balances between funds as well as change the investment allocation daily.

4.  Federal income taxes

  The Plan received an updated favorable determination letter from the Internal Revenue Service dated January 26, 2000, as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust, which forms a part of the Plan, is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

5.  Plan termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

SUPPLEMENTAL SCHEDULE

Flow International Corporation

Voluntary Pension and Salary Deferral Plan

Supplemental Schedule— Schedule I

Form 5500—Schedule H—Line 4i

Schedule of Assets Held for Investment Purposes

at End of Year December 31, 2000

		Description	Units/shares	*Cost	Fair value
	Alliance Premier Growth Fund Class A	Mutual Fund	130,722		$3,489,574
	American Century 20th Ultra Advisor Class Fund	Mutual Fund	84,777		2,733,058
	Davis New York Venture Fund	Mutual Fund	7,230		207,796
	Van Kampen Capital Emerging Growth Fund	Mutual Fund	4,148		260,411
	Fidelity Daily Money Fund	Mutual Fund	5		5
**	FLOW International Common Stock	Common Stock	87,736		965,101
	Gabelli Westwood Balanced Fund	Mutual Fund	87,323		1,014,690
	Janus Adviser Worldwide Fund	Mutual Fund	111,301		4,140,396
	Loomis Sayles Bond Fund Retail	Mutual Fund	76,376		843,714
	Metlife Stable Value Fund	Mutual Fund	200,667		2,107,183
	MFS MA Investors Trust — Class A Fund	Mutual Fund	44,944		898,783
	Putnam International Growth Fund A	Mutual Fund	36,444		900,528
	Safeco Growth Fund	Mutual Fund	49,479		1,094,964
	Stagecoach Lifepath 2010 Class A Fund	Mutual Fund	20,018		247,625
	Stagecoach Lifepath 2020 Class A Fund	Mutual Fund	15,047		206,604
	Stagecoach Lifepath 2030 Class A Fund	Mutual Fund	17,142		268,683
	Stagecoach Lifepath 2040 Class A Fund	Mutual Fund	9,765		161,029
	Vanguard Extended Market Portfolio Fund	Mutual Fund	31,136		828,845
	Vanguard Index 500 Fund	Mutual Fund	21,095		2,568,193
**	Participant Loans	Due through May 2009 Interest rates 8%-11.5%			531,067

					$23,468,249

*
Cost information is not required for participant-directed transactions.

**
A party-in-interest as defined by ERISA

Flow International Corporation

Voluntary Pension and Salary Deferral Plan

Supplemental Schedule—Schedule II

Form 5500—Schedule H—Line 4j

Schedule of Reportable Transactions

For the Period January 1, 2000 to December 31, 2000

Identity of party involved	Description of Asset	Purchase Price	Selling Price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Janus Worldwide Fund	Mutual Fund, 42 sales, 62,792 units		$4,249,124	$5,000,544	$4,249,124	$(751,420)
Janus Adviser Worldwide Fund	Mutual Fund, 1 purchase, 107,955 units	$4,249,124		4,249,124	4,249,124
Fidelity Advisor Prime Money Market Fund	Mutual Fund, 35 sales, 2,349,328 units		2,349,328	2,349,328	2,349,328	—
Metropolitan Life Stable Value Fund	Mutual Fund, 2 purchases, 225,433 units	2,349,328		2,349,328	2,349,328

*
The above items represent non-participant directed transactions that exceed 5% of net assets at the beginning of the year. During 2000, the Plan administrator determined that several investment options would be replaced with different funds that had a similar investment strategy. Participant balances remaining in the old funds were automatically transferred to the new funds at the transfer date.

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Index
Statement of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule— Schedule I
Supplemental Schedule—Schedule II